EXHIBIT 20.1

Dear Valued Shareholder,

In assessing the third quarter of 2003 for Monmouth Community Bancorp and its wholly-owned subsidiary Monmouth Community Bank, N.A., two very different pictures emerge.

From any operating perspective, the third quarter results of operations, although not unexpected, were disappointing. Influenced by a number of dynamics occurring through the banking industry, net income for the third quarter of 2003 totaled $3,811. In addition to the profit challenges of compressed net interest margins and high liquidity levels, the historically low interest rate environment resulted in the negative behavior of a segment of our investment portfolio that affected third quarter results. Specifically, because of accelerated principal prepayments experienced in a portion of our Mortgaged Backed Securities (MBS) portfolio, Monmouth Community Bank, N.A. amortized a full $276 thousand of premium associated with those securities during the third quarter. That amount was, therefore, deducted directly from quarterly earnings. With that segment of the investment portfolio no longer a factor, as only $15 thousand in premium remains on the bank's books at September 30, 2003, the actions taken will result in improved operating results on a going forward basis.

On a year to date basis, net income for the nine months ended September 30, 2003 totaled $220 thousand versus the $550 thousand figure posted for the same period in 2002. On a pre-tax basis, earnings for the nine months ended September 30, 2003 were $366 thousand as compared to the $557 thousand figure reported for the comparable period in 2002.

The impact that the aforementioned issue on results of operations is significant, due in part to our cognizant decision to exchange a portion of short-term earnings for longer-term value by virtue of the building of our infrastructure. It continues to be our feeling that superior service providers will be the ultimate winners, and we have committed to invest in and create an infrastructure that fully supports that business model. While many of the costs of that strategy are immediate, the benefits are beginning to surface and, more importantly, will be enduring.

On a more positive note, Monmouth Community Bancorp's balance sheet, at September 30, 2003, looks decidedly different than that of previous quarters in 2003. The most dramatic change was evidenced in the line item, loans, which is the largest driver of revenue. Loan growth for the first nine months of 2003 totaled $14.7 million with well over 96 percent, or $14.2 million of that growth experienced in the third quarter alone. In addition to the above-mentioned loan growth, deposits continued their upward trend closing the period ended September 30, 2003 with a total balance of $198.2 million, which was $34.2 million or 20.8 percent higher than the December 31, 2003 figure of $164.0 million. Total assets, at September 30, 2003, were $213.1 million, an increase of $33.6 million, or 18.7 percent over the December 31, 2002 total of $179.5 million.

Strategically, your Board of Directors and management remain confident and optimistic about the future. It is that exciting future that we desire to continue to share with you.



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Please know that we are unwavering in our pursuit of our goal of continuing to build an organization whose fundamental principles include value creation, responsible growth, unquestionable integrity, and the treatment of customers, employees and all of our associates with dignity, respect, and professionalism.

Your loyalty and support are always appreciated and never taken for granted.